SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 05 January 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1          Director Shareholding released on 01 December 2003
1.2          Director Shareholding released on 03 December 2003
1.3          Director Shareholding released on 10 December 2003
1.4          Director Shareholding released on 10 December 2003
1.5          Director Shareholding released on 11 December 2003
1.6          Director Shareholding released on 15 December 2003
1.7          Director Shareholding released on 16 December 2003
1.8          Director Shareholding released on 16 December 2003
1.9          Director Shareholding released on 18 December 2003
2.0          Director Shareholding released on 30 December 2003

EXHIBIT  1.1

We were advised on Friday, 28 November 2003 by HSBC Investment Funds Administration that Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in a PEP plan as follows:



21 November 2003    13 shares at GBP4.1095 per share

EXHIBIT  1.2

We were advised yesterday by HSBC Trust Company (UK) Limited that Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in a PEP plan as follows:



8 September 2003    141 shares at GBP4.48 per share

EXHIBIT  1.3

We were advised yesterday by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 8 December 2003 @ GBP4.15679 per share, through the BP Dividend Reinvestment Plan:-



Sir Robin Nicholson                    35 shares

Dr. A.B. Hayward                      856 shares

Mr. J.A. Manzoni                      920 shares

EXHIBIT  1.4

We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 9 December 2003 @ GBP4.16 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-


Dr. A.B. Hayward                      17 shares
Mr. J.A. Manzoni                      14 shares
Mr. R. L. Olver                       17 shares
and on 9 December 2003 @ GBP4.15679 per share, as a result of reinvestment of dividends on shares held through the BP Group Participating Share Scheme:-

Dr. A.B. Hayward                      5 shares

EXHIBIT  1.5

We were today advised by Computershare Plan Managers that certain information they provided to us on 10 December 2003 regarding reinvestment of dividends on shares held by Directors of BP p.l.c. through the BP Sharematch UK Plan and which was included in RNS announcement number 0912T on 10 December 2003 was incorrect. The corrected information is as follows:-

On 9 December 2003, the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names @ GBP4.16 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan.

Dr. A.B. Hayward received 19 shares rather than 17 shares originally notified.

Mr. J.A. Manzoni received 15 shares rather than 14 shares originally notified.

Mr. R. L. Olver received 18 shares rather than 17 shares originally notified.

EXHIBIT  1.6

We were advised today by Computershare Plan Managers that on 10 December 2003 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.27 per share through participation in the BP ShareMatch UK Plan:-


Mr. R.L. Olver                83 shares
Dr. A.B. Hayward              83 shares
Mr. J.A. Manzoni              83 shares

EXHIBIT  1.7

We were advised today by Dr DeAnne Julius, non-Executive Director of BP p.l.c., that she purchased today, 16 December 2003, 3,000 Ordinary shares at GBP4.339 per share.

EXHIBIT  1.8

We were today notified by Computershare Plan Managers that Mr J A Manzoni, a director of BP plc, acquired 2,600 BP Ordinary Shares at a price of GBP3.715 per share through the exercise of a Savings Related Share Option on 1 September 2003.

EXHIBIT  1.9

We were advised yesterday by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 11 December 2003 @ $44.4346 per ADS under the Company's US dividend reinvestment plan:-



Mr. E.B. Davis, Jr     55.4253 ADSs
                       (equivalent to approximately 333 Ordinary shares)


Mr. C.F. Knight        138.6415 ADSs
                       (equivalent to approximately 832 Ordinary shares)


Dr. W.E. Massey        42.322 ADSs
                       (equivalent to approximately 254 Ordinary shares)

EXHIBIT  2.0

We were advised yesterday by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 24 December 2003 @ GBP4.1775 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-



Dr. A.B. Hayward                      222 shares

Mr. J.A. Manzoni                      228 shares



We were advised yesterday by HSBC Trust Company (UK) Limited that Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in PEP and ISA plans as follows:



8 September 2003     24 shares at GBP4.48 per share

17 November 2003     2 shares at GBP4.147 per share

8 December 2003   165 shares at GBP4.1725 per share

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 05 January 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary